January 13, 2012

Celeste Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

HapyKidz.com, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 9, 2011

File No. 333-177500

Dear Ms. Murphy:

HapyKidz.com, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of December 15, 2011, pertaining to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 9, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 15, 2011.

“Our business model may limit our ability to generate significant revenues…,” page 11

1.

Please revise your risk factor, or add another, to include a discussion of the risk of the company not having profits to donate to local charities, and explain how this circumstance could impact your ability to attract both business partners and subscribers.

RESPONSE:  We have revised the Filing on Page 11 to include the following language:

“Our business model may limit our ability to generate significant revenues and to operate profitably, which could cause the Company to cease all operations.

Our business model may not be sufficiently designed to withstand competition from larger, more established daily deal companies because, compared to our competitors, we will offer merchants a larger percentage of revenue generated from our business.  However, we hope to set our Company apart from our competition and acquire a large subscriber base by donating a portion of our net profits to local charities.  Within our business model, for each completed transaction, 70% of the revenue will be distributed to the merchant and 30% of the revenue will be distributed to the Company. Of the 30% distributed to the Company, the Company will deduct a pro rata portion (based on the purchase price of the deal) of its overall business operating expenses and the costs associated with offering the deal, not to exceed 20% of the revenue received from the transaction.  Such operating expenses and costs will include the Company’s marketing costs, wages, consulting fees, costs associated with establishing and maintaining the Company’s website, and general and administrative costs.   After these expenses and costs have been deducted from the 30%, the remaining net profits, which shall be no less than 10% of the revenue received from the transaction, will be split evenly between a local charity and the Company.  Based on this structure, the charity will never receive less than 5% of the total revenue from each completed purchase.

This payout structure will be the same for each deal for each of our Daily Dealeo, National Dealeo and Dealeo on the Go products.  Accordingly, we will adjust the purchase price of each deal to cover the respective amounts to be paid to the merchant, Company and charity.  As a result, the purchase price of a deal may be higher than what a consumer may be willing to pay.  This could affect our ability to sell our intended deals, acquire large numbers of subscribers or gain market acceptance of our products and services.  Further, it is unknown at this time if the large percentage of revenue that we intend to offer merchants and charities will limit our ability to generate substantial revenues.  This may prevent our Company from operating profitably; if we are unable to operate profitably, we may be forced to cease all business operations.”

Description of Business, page 23

Current Operations, page 24

2.

We note your response to comment 13 from our letter dated November 15, 2011. Please provide us with a copy of the PwC report referenced in your response and in your disclosure. Please highlight the specific portions that you are relying upon so that we can reference them easily.

RESPONSE:  We have revised the Filing on Page 22 to include the following language:

“Since inception, our operations have consisted of the incorporation of our Company in the State of Nevada, the organization of our business and the design of our business model.  We have conducted Internet research of the online deal-a-day industry to determine whether our business plan can become a viable and profitable business as we move forward.  We researched industry statistics, trends, forecasts and more on PricewaterhouseCoopers LLP (www.pwc.com), IBISWorld (www.ibisworld.com), First Research (www.firstresearch.com) and Bia/Kelsey (www.biakelsey.com). The results of our research indicated that the online deal-a-day industry is a thriving industry that is expected to grow from $873 million in 2010 to $4.2 billion in 2015, representing a 36.7 percent compound annual growth rate.  (“BIA/Kelsey Revises Deals Forecast Upward Slightly, Due to More Entrants, Rapid Market Expansion and Growing Consumer Adoption.”  BIA/Kelsey, 2011).”

We have attached a copy of the BIA/Kelsey report to this Correspondence and have highlighted the specific portions therein that were referenced in the Filing.

Products and Services, page 25

3.

 On page 28 you provide an example of a “typical HapyKidz Daily Dealeo payout”. In your example you include an estimate of expenses and costs of $3.80, which results in net profit of $3.70 to be split evenly between the company and a charity. You go on to state, in a subsequent paragraph on page 28, that you believe your proposed products will gain market share because of your charitable donation payout. Please expand your disclosure to explain how you came up with your estimate of expenses and costs of $3.80. Also clarify that the payout to charity will depend on the company achieving a net profit, and that the company may not achieve net profit. Balance your disclosure by including an example where costs and expenses exceed revenues and discussing the possibility that the company may not be profitable in the near future, and the potential affect that could have on your business and market share.

RESPONSE:  We have revised the Filing on Page 25 to include the following language:

“As we grow over time and collect a large backlog of deals to offer, we may begin to feature multiple deals per city per day, which will be matched to different types of subscribers based on their personal preferences. We intend to set our future products apart from the competition by offering higher payouts to merchants and developing a charitable donation program. We intend to have 100% transparency with respect to our payout structure, that is, all subscribers and merchants will be able to view from our website the portion of each sale that will be distributed to the merchant, to our Company, and to the local charity.

For each completed transaction, 70% of the revenue will be distributed to the merchant and 30% of the revenue will be distributed to the Company. Of the 30% distributed to the Company, the Company will deduct a pro rata portion (based on the purchase price of the deal) of its overall business operating expenses and the costs associated with offering the deal, not to exceed 20% of the revenue received from the transaction.  Such operating expenses and costs will include the Company’s marketing costs, wages, consulting fees, costs associated with establishing and maintaining the Company’s website, and general and administrative costs.   After these expenses and costs have been deducted from the 30%, the remaining net profits, which shall be no less than 10% of the revenue received from the transaction, will be split evenly between a local charity and the Company.  Based on this structure, the charity will never receive less than 5% of the total revenue from each completed purchase.

This payout structure will be the same for each deal for each of our Daily Dealeo, National Dealeo and Dealeo on the Go products.  Accordingly, we will adjust the purchase price of each deal to cover the respective amounts to be paid to the merchant, Company and charity.  As a result, the purchase price of a deal may be higher than what a consumer may be willing to pay.  This could affect our ability to sell our intended deals, acquire large numbers of subscribers, gain market acceptance of our products and services or become profitable in the near future.

An example of a typical HapyKidz Daily Dealeo payout will be as follows:

▪

A Daily Dealeo costs $25 for $50 worth of products or services.  Here, the consumer will receive a 50% discount.  For each deal that the Company intends to offer, the percentage discount to the consumer will range from 50 – 90% off the retail value, to be determined by the merchants based on their in-house costs.

▪

Of the $25 paid by the consumer, 70% ($17.50) will be distributed to the merchant and 30% ($7.50) will be distributed to the Company.

▪

Of the 30% ($7.50) distributed to the Company, the Company will deduct a pro rata portion of the Company’s overall operating expenses and costs associated with offering the deal.  For this example, we will assume that the pro rata portion of the Company’s expenses and costs for a $25.00 deal equals $3.80.

▪

The remaining net profits of $3.70 will be split evenly between the Company ($1.85) and the charity ($1.85).

According to our industry research, most daily deal companies offer 50% of the revenue to the merchant and retain 50% for their own company. We believe that by offering a higher payout structure to our merchants we will be able to break into the industry faster and obtain a larger share of the market more quickly. We believe that our higher payout structure will entice merchants to provide us with top quality deals, thus enhancing the value of our proposed products.  However, it is unknown at this time if the large percentage of revenue that we intend to offer merchants and charities will limit our ability to generate substantial revenues.  This may prevent our Company from operating profitably; if we are unable to operate profitably, we may be forced to cease all business operations.”

Executive Compensation, page 30

4.

We note your response to comment 18 from our letter dated November 15, 2011. You continue to describe the stock as issued for services rendered, and appear to attribute a value of $7,500 to the shares in your table on page 36, however this amount does not appear to be reported in your statement of operations or statement of cash flows. Please clarify whether the shares were issued in exchange for services, or for consideration, as is generally the case with founder shares. If the shares were founders shares issued in exchange for consideration, please tell us and disclose the amount of the consideration and revise your filing, as appropriate, to remove references to the shares being issued for services. If the consideration has not yet been transferred to the company, the receivable should be presented in the balance sheet as a deduction from stockholders’ equity.

RESPONSE:  We have revised the Filing throughout to indicate that the stock was issued as founders shares as consideration for Ms. Holli Morris’ pre-incorporation services to the Company.  Further, we have revised the Filing on Page 34 to remove the reference to the Stock Awards as executive compensation.

In connection with the Company’s responding to the comments set forth in the December 15, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

HAPYKIDZ.COM, INC.

/s/ Holli Morris

By: Holli Morris

Title:  President

BIA/Kelsey Revises Deals Forecast Upward Slightly, Due to More Entrants, Rapid Marke... Page 1 of 2

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Analysts will present the updated five-year outlook for deals at this week's NAB Radio Show in Chicago and next week's DMS '11: The Summit for Small-Business Advertising in Denver

CHANTILLY, Va. (Sept. 13, 2011) - BIA/Kelsey, adviser to companies in the local media industry, today released an update of its U.S. deals forecast, first issued in March. The firm expects U.S. consumer spending on deals (including daily deals, instant deals and flash sales) will grow from $873 million in 2010 to $4.2 billion in 2015, representing a 36.7 percent compound annual growth rate (CAGR). In March the firm had pegged 2015 deals spending at $3.9 billion, with a 35.1 percent CAGR.

U.S. Deals Forecast, 2010-2015 - Updated
US$ Millions
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$873
$1,970
$2,455
$2,987
$3,564
$4,171
2010
2011
2012
2013
2014
2015

Compared with the earlier forecast, this update indicates only a slight increase overall by 2015. However, revenues for 2011 have been revised upward significantly to $2 billion from the $1.2 billion originally estimated in March.

"Even as more consumers sign up for deals programs and awareness grows and new markets are entered, we see a ceiling on how many deals consumers will buy, and their overall interest level in deals," said Mark Fratrik, BIA/Kelsey vice president and chief economist. "With that said, a strong foundation has already been created in the promotional ecosystem of this young industry. We believe daily deals reinforce other advertising and that related services, like instant deals and flash sales, will significantly boost income for key players."

Among the factors underlying this revised forecast are:

- A bigger increase in the number of registrants for deals services. Market leaders Groupon and LivingSocial have expanded quickly and many more participants have entered this arena, including vertical sites and local media companies (either in cooperation with Groupon and LivingSocial or through white-label firms)
- Growth in the number of registered users who are "active" (e.g., buying coupons).
- Greater specialization of deals sites (both vertically and by neighborhood), better targeting capabilities and continued marketing of these services will lead to more activity by registered users.
- Increase in the average number of transactions, resulting from more efficient providers of these services and expansion of the types of products and services being offered (e.g., more travel deals).
- Rise in the average price per transaction, owing to general inflation and the attempt by some providers to offer more valued services at higher margins.

Groupon and LivingSocial continue to lead a growing marketplace of 600-plus players, which include destination sites, white-label providers working with local media such as directory companies, newspapers, and radio and television operators; vertical players; mobile/location-based providers; flash sales sites; exchanges; and aggregators.

"It's worth noting that the deals market continues to grow, despite the recent departure of Facebook and others that may not have been well-equipped to invest the time and money necessary to participate in such a crowded market," said Peter Krasilovsky, vice president and program director, Marketplaces, BIA/Kelsey. "We expect to see local media companies

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BIA/Kelsey publicly available information (including, but not limited to, press releases, blog posts, company Web site content, presentations, and excerpts from advisories and reports) may be cited, provided BIA/Kelsey is properly identified as the source (Source: BIA/Kelsey). If you are uncertain about a particular use, please contact us for approval. Provide the full citation and context for your request via e-mail to **Eileen Pacheco** at eileen@tango-group.com

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leverage their existing promotional, sales and other local assets to play a significant role in this industry, alongside today's deals leaders Groupon and LivingSocial."

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BIA/Kelsey's updated Deals Forecast (2010-2015) is available to clients of the firm's advisory services. For more information on becoming a client, contact Steve Passwaiter at (703) 802-2973 or spasswaiter@biakelsey.com.

Deals at DMS '11 and NAB Radio Show

BIA/Kelsey analysts will highlight details from this new forecast at DMS '11: The Small-Business Advertising Summit, Sept. 20-22, Denver. Day 2 of the conference features a session titled, "SMBs and Deals: The Next Wave," which will include SMBs discussing their deals experience. More information about DMS '11, including the complete agenda, list of speakers and companies attending, is available online at www.biakelsey.com/DMS2011.

In addition, BIA/Kelsey's Fratrik will present the forecast to attendees of NAB Radio Show tomorrow during a panel discussion titled, "What's the Real Deal with Daily Deals." His presentation will focus on specific revenue opportunities related to deals for broadcasters in small to midsize markets.

About BIA/Kelsey

BIA/Kelsey advises companies in the local media space through consulting and valuation services, research, Continuous Advisory Services and conferences. Since 1983 BIA/Kelsey has been a resource to the media, mobile advertising, telecommunications, Yellow Pages and electronic directory markets, as well as to government agencies, law firms and investment companies looking to understand trends and revenue drivers. BIA/Kelsey's annual conferences draw executives from across industries seeking expert guidance on how companies are finding innovative ways to grow. Additional information is available at www.biakelsey.com, on the company's Local Media Watch blog, Twitter (http://twitter.com/BIAKelsey) and Facebook (http://www.facebook.com/biakelsey).

For more information contact:

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For BIA/Kelsey
(508) 888-7478
eileen@tango-group.com

Robert Udowitz
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rudowitz@biakelsey.com

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